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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                              GLEASON CORPORATION

                           (Name of Subject Company)

                              GLEASON CORPORATION

                      (Name of Person(s) Filing Statement)

                            ------------------------

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE

                         (Title of Class of Securities)

                                  377339 10 6

                     (CUSIP Number of Class of Securities)

                            ------------------------

                             EDWARD J. PELTA, ESQ.
                 VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                              GLEASON CORPORATION
                             1000 UNIVERSITY AVENUE
                                 P.O. BOX 22970
                         ROCHESTER, NEW YORK 14692-2970
                                 (716) 473-1000

      (Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

                                WITH A COPY TO:
                            DAVID L. FINKELMAN, ESQ.
                         STROOCK & STROOCK & LAVAN LLP
                                180 MAIDEN LANE
                         NEW YORK, NEW YORK 10038-4982
                                 (212) 806-5400

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
                                 SCHEDULE 14D-9

ITEM 1.  SECURITY AND SUBJECT COMPANY.

    The name of the subject company is Gleason Corporation, a Delaware corporation ("Gleason" or the "Company"), and the address of the Company's principal executive offices is 1000 University Avenue, P.O. Box 22970, Rochester, New York 14692-4970. The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Schedule 14D-9") relates is the Common Stock, par value $1.00 per share, of the Company (the "Common Stock"), together with the associated preferred share purchase rights issued pursuant to the Rights Agreement, dated as of May 4, 1999, as amended, between the Company and ChaseMellon Shareholder Services, L.L.C. as Rights Agent (the "Rights" and, together with the Common Stock, the "Shares").

ITEM 2.  TENDER OFFER OF THE BIDDER.

    This Schedule 14D-9 relates to the joint tender offer (the "Offer") disclosed in a Tender Offer Statement on Schedule 14D-1, dated December 15, 1999 (the "Schedule 14D-1"), and in an Issuer Tender Offer Statement on
Schedule 13E-4, dated December 15, 1999 (the "Schedule 13E-4"), by Torque Acquisition Co., L.L.C., a Delaware limited liability company ("Acquisition Company"), and by the Company to purchase all outstanding Shares, at a price of $23.00 per Share, net to the seller in cash, without interest (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 15, 1999 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with the Offer to Purchase, as amended or supplemented from time to time, constitute the "Offer"). Pursuant to, and subject to the terms and conditions of, the Offer, Acquisition Company will pay for and purchase the first 2,318,126 Shares tendered and the Company will pay for and purchase all Shares tendered in excess of such 2,318,126 Shares paid for and purchased by Acquisition Company. Copies of the Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2) to this
Schedule 14D-9 and are hereby incorporated by reference. The Offer states that the principal executive offices of Acquisition Company are located at 245 Park Avenue, 41(st) Floor, New York, New York 10167.

    The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of December 8, 1999 (the "Merger Agreement"), by and among Acquisition Company, Torque Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Acquisition Company ("Merger Sub"), and the Company. The Merger Agreement is filed as Exhibit (c)(1) to this Schedule 14D-9 and is hereby incorporated by reference. The Merger Agreement provides, among other things, that as soon as practicable after the consummation of the Offer and the satisfaction or waiver of certain conditions set forth in the Merger Agreement, Merger Sub will be merged with and into the Company (the "Merger"), and the Company will continue as the surviving corporation of the Merger. At the effective time of the Merger, each Share then outstanding (other than Shares owned by Acquisition Company, Merger Sub and their affiliates, the Continuing Stockholders (as defined in the Merger Agreement) and Mr. James Gleason (collectively, the "Acquisition Parties"), and the Gleason Foundation (the "Foundation"), all of whom will be issued other consideration as described in
Section 3.1(c) of the Merger Agreement, and other than Shares held by stockholders who perfect appraisal rights under Delaware law) will be converted into the right to receive $23.00 per Share in cash or any higher price per Share paid in the Offer.

    The information set forth under the captions "INTRODUCTION," "SPECIAL FACTORS--Background of the Transactions," "SPECIAL FACTORS--Purpose and Structure of the Transactions," "SPECIAL FACTORS--The Merger Agreement," "SPECIAL FACTORS--Interests of Certain Persons in the Transactions" and "THE OFFER--Terms of the Offer" of the Offer to Purchase is incorporated herein by reference.

    Concurrently with the filing of this Statement and the Schedule 13E-4, the Company, Acquisition Company and certain stockholders of the Company who, pursuant to agreements with Acquisition Company, have agreed not to tender their Shares pursuant to the Offer, are filing with the Securities and Exchange Commission (the "SEC") a Rule 13e-3 Transaction Statement on Schedule 13E-3, dated December 15, 1999.

ITEM 3.  IDENTITY AND BACKGROUND.

    (a) The name and address of the Company, which is the person filing this
Schedule 14D-9, is set forth in Item 1 above.

    (b) The information contained under the captions "INTRODUCTION," "SPECIAL FACTORS--Background of the Transactions," "SPECIAL FACTORS--The Merger Agreement," "SPECIAL FACTORS--Interests of Certain Persons in the Transactions" and "SPECIAL FACTORS" --Beneficial Ownership of Common Stock of the Offer to Purchase is incorporated herein by reference. Each material contract, agreement, arrangement and understanding and actual or potential conflict of interest between the Company or its affiliates and: (1) its executive officers, directors or affiliates; or (2) Acquisition Company, its executive officers, directors or affiliates, is either incorporated herein by reference as a result of the previous sentence, or disclosed under the captions entitled "Compensation of Executive Officers" and "Pension Plan and Executive Agreements" in the Company's Proxy Statement dated March 30, 1999, for its 1999 Annual Meeting of Stockholders (the "1999 Proxy Statement"). A copy of pages 6, 11 through 13, and 15 through 18 of the 1999 Proxy Statement are attached hereto as Exhibit (c)(2) and such pages are incorporated herein by reference.

    INDEMNIFICATION OF DIRECTORS AND OFFICERS. The Company is a Delaware corporation. Section 145 of the Delaware General Corporation Law (the "DGCL") permits the Company to indemnify any director or officer of the Company against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement, or incurred in defense of any action (other than an action by or in the right of the Company) arising by reason of the fact that he is or was an officer or director of the Company, if in any civil action or proceeding it is determined that he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company and, with respect to any criminal action or proceeding, it is determined that he had no reasonable cause to believe his conduct was unlawful. Section 145 also permits the Company to indemnify any such officer or director against expenses incurred in an action by or in the right of the Company if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company, except in respect of any matter as to which such person is adjudged to be liable to the Company, unless allowed by the court in which such action is brought. This statute requires indemnification of such officers and directors against expenses to the extent that they may be successful in defending any such action. The statute also permits the purchase of liability insurance by the Company on behalf of its officers and directors.

    Article VII of the Company's Bylaws provide for the mandatory indemnification of and advancement of litigation expenses to any person to the full extent permitted by the DGCL against expenses, judgments, fines and amounts paid in settlement reasonably incurred in connection with any action, suit or proceeding in which he is made, or threatened to be made, a party by reason of the fact he is or was a director or officer of the Company or, at its request, of another entity. These provisions are not exclusive of any other indemnification rights to which a person may otherwise be entitled. The Company is permitted by its Bylaws to purchase liability insurance on behalf of its directors and officers and has done so. Article VII of the Company's Bylaws is filed herewith as Exhibit (c)(10) and is incorporated herein by reference.

    The Merger Agreement contains certain provisions regarding the indemnification and insurance of directors described under the caption "SPECIAL FACTORS--The Merger Agreement--Indemnification and Insurance" of the Offer to Purchase.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

    (a) RECOMMENDATION.

    At a meeting held on December 8, 1999, the Company's Board of Directors, based on the unanimous recommendation of the Special Committee of the Board of Directors comprised of three independent, unaffiliated directors (the "Special Committee"), unanimously (1) determined that the Offer and the Merger and the terms and provisions of the Merger Agreement are advisable, fair to and in the best interests of, the Company's stockholders (other than the Acquisition Parties, their affiliates and the

Foundation), (2) approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and (3) recommended that the Company's stockholders accept the Offer and tender their Shares pursuant to the Offer. The unanimous recommendation of the Special Committee is based, in part, upon the written opinion of Bear, Stearns & Co. Inc. ("Bear Stearns"), the financial advisor to the Special Committee, to the effect that, as of the date of such opinion, the $23.00 per Share being offered in the Offer and to be received in the Merger is fair, from a financial point of view, to the Company's stockholders (other than the Acquisition Parties, their affiliates and the Foundation). The full text of the written opinion of Bear Stearns is annexed to the Offer to Purchase as Exhibit I and should be read in its entirety.

    A letter to the Company's stockholders from James S. Gleason, Chairman and Chief Executive Officer of the Company, communicating the Board of Directors' and the Special Committee's recommendations and a press release announcing the Offer and the Merger Agreement are filed herewith as Exhibits (a)(7) and (a)(9), respectively, and are incorporated herein by reference.

    (b) BACKGROUND; REASON FOR THE BOARD'S AND SPECIAL COMMITTEE'S RECOMMENDATIONS.

    The reasons for the recommendation stated in paragraph (a) of this Item 4 are set forth under the captions "INTRODUCTION," "SPECIAL FACTORS--Background of the Transactions" and "SPECIAL FACTORS--Recommendation of the Special Committee and Board of Directors; Fairness of the Transactions" of the Offer to Purchase and are incorporated herein by reference.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    The information contained under the captions "SPECIAL FACTORS--Background of the Transactions," "SPECIAL FACTORS--Opinion of the Special Committee's Financial Advisor" and "THE OFFER--Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

    (a) The information contained under the caption "SPECIAL
FACTORS--Transactions and Arrangements Concerning the Shares" of the Offer to Purchase is incorporated herein by reference.

    (b) To the best of the Company's knowledge, except as set forth in the Offer to Purchase and Schedule III thereto, no transactions in Shares have been effected during the past 60 days by the Company or by any executive officer, director, affiliate or subsidiary of the Company with the exception of the Stockholders' Agreement entered into by certain members of senior management of the Company dated as of November 29, 1999, the Foundation Agreement between Acquisition Company and the Foundation, dated as of December 8, 1999 and the Amendment to the Rights Agreement between the Company and ChaseMellon Shareholder Services, L.L.C., dated as of December 8, 1999.

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

    (a) Except as set forth in this Schedule 14D-9, in the section captioned "INTRODUCTION," "SPECIAL FACTORS--Background of the Transactions," "SPECIAL FACTORS--Purpose and Structure of the Transactions," "SPECIAL FACTORS--Plans for the Company After the Transactions" and "THE OFFER--Certain Information Concerning Vestar, Acquisition Company, Merger Subsidiary and Certain Affiliates" of the Offer to Purchase, and in Item 3 of the Schedule 14D-1, no negotiation is being undertaken or is underway by the Company in response to the Offer which relates to or would result in (1) an extraordinary transaction such as a merger or reorganization, involving the Company or any subsidiary of the Company; (2) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; (3) a tender offer for or other acquisition of securities by or of the Company; or (4) any material change in the present capitalization or dividend policy of the Company.

    (b) Except as set forth in this Schedule 14D-9 or in the Offer to Purchase, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer which relate to or would result in one or more of the matters referred to in paragraph (a) of this Item 7.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

    The information contained under the caption "THE OFFER--Certain Legal Matters" of the Offer to Purchase is incorporated herein by reference.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT NO.
-----------
 (a)(1)                 Offer to Purchase dated December 15, 1999.+

 (a)(2)                 Letter of Transmittal dated December 15, 1999 (incorporated by reference to Exhibit (a)(2) to the Schedule 14D-1).

 (a)(3)                 Notice of Guaranteed Delivery (incorporated by reference to
                        Exhibit (a)(3) to the Schedule 14D-1).

 (a)(4)                 Letter to Brokers, Dealers, Commercial Banks, Trust
                        Companies and Other Nominees (incorporated by reference to Exhibit (a)(4) to the Schedule 14D-1).

 (a)(5)                 Letter to Clients for use by Brokers, Dealers, Commercial
                        Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(5) to the Schedule 14D-1).

 (a)(6)                 Guidelines for Certification of Taxpayer Identification
                        Number on Substitute Form W-9 (incorporated by reference to
                        Exhibit (a)(6) to the Schedule 14D-1).

 (a)(7)                 Letter to the stockholders of Gleason Corporation, dated
                        December 15, 1999, from James S. Gleason, Chairman and
                        Chief Executive Officer.*

 (a)(8)                 Written opinion of Bear, Stearns & Co. Inc. to the Special
                        Committee of the Board of Directors of Gleason Corporation,
                        dated December 8, 1999 (incorporated by reference to
                        Exhibit I to the Offer to Purchase).

 (a)(9)                 Text of Press Release issued December 9, 1999 by Gleason
                        Corporation announcing the Offer and the Merger Agreement
                        (incorporated by reference to Exhibit (a)(8) to the Schedule 14D-1).

 (a)(10)                Form of Summary Advertisement dated December 15, 1999
                        (incorporated by reference to Exhibit (a)(7) to the Schedule 14D-1).

 (c)(1)                 Agreement and Plan of Merger, dated as of December 8, 1999, by and among Gleason Corporation, Acquisition Company and
                        Torque Merger Sub, Inc. (incorporated by reference to
                        Exhibit III of the Offer to Purchase).

 (c)(2)                 Pages 6, 11 through 13, and 15 through 18 from the Company's
                        Proxy Statement for the 1999 Annual Meeting of the
                        Stockholders.+

 (c)(3)                 Form of Severance Agreement (incorporated by reference to
                        Exhibit (c)(19) to Schedule 14D-1).

 (c)(4)                 Form of Voting Trust Agreement by and among Gleason
                        Corporation, Torque Acquisition Co., L.L.C., certain stockholders of Gleason Corporation and James S. Gleason,
                        David J. Burns and Edward J. Pelta (incorporated by reference to Exhibit (c)(16) to the Schedule 14D-1).

 (c)(5)                 Foundation Agreement dated as of December 8, 1999 by and
                        between Torque Aquisition Co., L.L.C. and the Gleason
                        Foundation (incorporated by reference to Exhibit (c)(18) to the Schedule 14D-1).

EXHIBIT NO.
-----------
 (c)(6)                 Form of Stockholders Agreement, dated as of November 29,
                        1999 among Gleason Corporation and certain of its
                        stockholders (incorporated by reference to Exhibit (c)(4) to the Schedule 14D-1).
 (c)(7)                 Unit Purchase Agreement, dated as of November 29, 1999 by
                        and between Vestar Capital Partners IV, L.P. and Torque
                        Acquisition Co., L.L.C. (incorporated by reference to
                        Exhibit (c)(3) to Schedule 14D-1).
 (c)(8)                 Form of Amended and Restated Certificate of Incorporation of
                        Gleason Corporation (incorporated by reference to Annex B of
                        Exhibit III of the Offer to Purchase).
 (c)(9)                 Form of Amended and Restated Bylaws of Gleason Corporation
                        (incorporated by reference to Annex C of Exhibit III of the
                        Offer to Purchase).
 (c)(10)                Article VII of the Bylaws of Gleason Corporation
                        (incorporated by reference to Exhibit 3(b) of Gleason
                        Corporation's Annual Report on Form 10-K for the year ended
                        December 31, 1991).
 (c)(11)                Letter Agreement, dated as of November 29, 1999, by and
                        among James S. Gleason, Torque Acquisition Co., L.L.C. and
                        Gleason Corporation (incorporated by reference to
                        Exhibit (c)(5) to the Schedule 14D-1).
 (c)(12)                Proposal Letter, dated November 29, 1999, from James S.
                        Gleason and Torque Acquisition Co., L.L.C. to the Special
                        Committee of the Board of Directors of Gleason Corporation
                        (incorporated by reference to Exhibit (c)(1) to
                        Schedule 14D-1).
 (c)(13)                Letter Agreement, dated as of November 29, 1999, by and
                        among Janis F. Gleason, Torque Acquisition Co., L.L.C. and
                        Gleason Corporation (incorporated by reference to
                        Exhibit (c)(6) to Schedule 14D-1).
 (c)(14)                Letter Agreement, dated as of November 29, 1999, by and
                        among David J. Burns, Torque Acquisition Co., L.L.C. and
                        Gleason Corporation (incorporated by reference to
                        Exhibit (c)(7) to Schedule 14D-1).
 (c)(15)                Letter Agreement, dated as of November 29, 1999, by and
                        among John J. Perrotti, Torque Acquisition Co., L.L.C. and
                        Gleason Corporation (incorporated by reference to
                        Exhibit (c)(8) to Schedule 14D-1).
 (c)(16)                Letter Agreement, dated as of November 29, 1999, by and
                        among Edward J. Pelta, Torque Acquisition Co., L.L.C. and
                        Gleason Corporation (incorporated by reference to
                        Exhibit (c)(9) to Schedule 14D-1).
 (c)(17)                Letter Agreement, dated as of November 29, 1999, by and
                        among John W. Pysnack, Torque Acquisition Co., L.L.C. and
                        Gleason Corporation (incorporated by reference to
                        Exhibit (c)(10) to Schedule 14D-1).
 (c)(18)                Letter Agreement, dated as of November 29, 1999, by and
                        among Gary J. Kimmet, Torque Acquisition Co., L.L.C. and
                        Gleason Corporation (incorporated by reference to
                        Exhibit (c)(11) to Schedule 14D-1).
 (c)(19)                Letter Agreement, dated as of November 29, 1999, by and
                        among the GST Exempt Trust for the benefit of James S.
                        Gleason under Articles Third (E) of the Trust Under
                        Agreement dated March 8, 1989, with Lawrence C. Gleason,
                        Torque Acquisition Co., L.L.C. and Gleason Corporation
                        (incorporated by reference to Exhibit (c)(12) to
                        Schedule 14D-1).

EXHIBIT NO.
-----------
 (c)(20)                Letter Agreement, dated as of November 29, 1999, by and
                        among the Non Exempt Trust for the benefit of James S.
                        Gleason under Articles Third (F) of the Trust Under
                        Agreement dated March 8, 1989, with Lawrence C. Gleason,
                        Torque Acquisition Co., L.L.C. and Gleason Corporation
                        (incorporated by reference to Exhibit (c)(13) to
                        Schedule 14D-1).

 (c)(21)                Amendment, dated as of December 8, 1999, to the Rights
                        Agreement, dated as of May 4, 1999, between Gleason
                        Corporation and ChaseMellon Shareholder Services, L.L.C., as
                        Rights Agent (incorporated by reference to Exhibit (c)(21)
                        to Schedule 14D-1).

 (c)(22)                Commitment Letter, dated November 29, 1999, by and among
                        Gleason Corporation, Torque Acquisition Co., L.L.C., Gleason
                        Germany Holdings GmbH, Gleason Works Holdings Limited and
                        Bankers Trust Company (incorporated by reference to
                        Exhibit (b)(1) to the Schedule 14D-1).

 (c)(23) Term Sheet for Management Subscription Agreement, dated as of November 29, 1999 (incorporated by reference to Exhibit (c)(14) to Schedule 14D-1).

 (c)(24)                Terms of New Management Option Plan, dated as of
                        November 29, 1999 (incorporated by reference to
                        Exhibit (c)(15) to Schedule 14D-1).

 (c)(25)                Form of Management Agreement by and between Vestar Capital
                        Partners and Gleason Corporation (incorporated by reference to Exhibit (c)(20) to Schedule 14D-1).

 (c)(26)                Class Action Complaint filed by Melissa Marotta on
                        December 9, 1999, in the action entitled MAROTTA V. NICHOLS,
                        ET AL, C.A. No. 17643NC (Court of Chancery of New Castle
                        County, Delaware) (incorporated by reference to
                        Exhibit (g)(1) to Schedule 14D-1).

 (c)(27)                Class Action Complaint filed by Caroline Weiss on
                        December 9, 1999, in the action entitled WEISS V. NICHOLS,
                        ET AL, C.A. No. 17644NC (Court of Chancery of New Castle
                        County, Delaware) (incorporated by reference to Exhibit (g)(2) to Schedule 14D-1).

 (c)(28)                Class Action Complaint filed by William Steiner on
                        December 9, 1999, in the action entitled STEINER V. NICHOLS,
                        ET AL, C.A. No. 17648NC (Court of Chancery of New Castle
                        County, Delaware) (incorporated by reference to
                        Exhibit (g)(3) to Schedule 14D-1).

 (c)(29)                Class Action Complaint filed by Aaron Brody on December 10,
                        1999, in the action entitled BRODY V. NICHOLS, ET AL, C.A.
                        No. 17654NC (Court of Chancery of New Castle County,
                        Delaware) (incorporated by reference to Exhibit (g)(4) to
                        Schedule 14D-1).

 (c)(30)                Class Action Complaint filed by William Harper on
                        December 10, 1999, in the action entitled HARPER V. NICHOLS,
                        ET AL, C.A. No. 17652NC (Court of Chancery of New Castle
                        County, Delaware) (incorporated by reference to
                        Exhibit (g)(5) to Schedule 14D-1).

 (c)(31)                Class Action Complaint filed by Alan Freberg on
                        December 10, 1999, in the action entitled FREBERG V.
                        NICHOLS, ET AL, C.A. No. 17650NC (Court of Chancery of New
                        Castle County, Delaware) (incorporated by reference to
                        Exhibit (g)(6) to Schedule 14D-1).

 (c)(32)                Class Action Complaint filed by James Lichtenstein on
                        December 13, 1999, in the action entitled LICHTENSTEIN V.
                        NICHOLS, ET AL, C.A. No. 17658NC (Court of Chancery of New
                        Castle County, Delaware) (incorporated by reference to
                        Exhibit (g)(7) to Schedule 14D-1).

------------------------

+   Filed herewith.

*   Included with the Schedule 14D-9 mailed to stockholders.

                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 15, 1999

                                                       GLEASON CORPORATION

                                                       By:  /s/ EDWARD J. PELTA
                                                            -----------------------------------------
                                                            Name: Edward J. Pelta
                                                            Title: Vice President, General Counsel
                                                                   and Secretary

                                 EXHIBIT INDEX

EXHIBIT NO.             DESCRIPTION
-----------             -----------
 (a)(1)                 Offer to Purchase dated December 15, 1999.

 (a)(2)                 Letter of Transmittal dated December 15, 1999 (incorporated by reference to Exhibit (a)(2) to the Schedule 14D-1).

 (a)(3)                 Notice of Guaranteed Delivery (incorporated by reference to
                        Exhibit (a)(3) to the Schedule 14D-1).

 (a)(4)                 Letter to Brokers, Dealers, Commercial Banks, Trust
                        Companies and Other Nominees (incorporated by reference to Exhibit (a)(4) to the Schedule 14D-1).

 (a)(5)                 Letter to Clients for use by Brokers, Dealers, Commercial
                        Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(5) to the Schedule 14D-1).

 (a)(6)                 Guidelines for Certification of Taxpayer Identification
                        Number on Substitute Form W-9 (incorporated by reference to
                        Exhibit (a)(6) to the Schedule 14D-1).

 (a)(7)                 Letter to the stockholders of Gleason Corporation, dated
                        December 15, 1999, from James S. Gleason, Chairman and
                        Chief Executive Officer.

 (a)(8)                 Written opinion of Bear, Stearns & Co. Inc. to the Special
                        Committee of the Board of Directors of Gleason Corporation,
                        dated December 8, 1999 (incorporated by reference to
                        Exhibit I to the Offer to Purchase).

 (a)(9)                 Press Release issued December 9, 1999 by Gleason Corporation announcing the Offer and the Merger Agreement (incorporated by reference to Exhibit (a)(8) to the Schedule 14D-1).

 (a)(10)                Form of Summary Advertisement dated December 15, 1999
                        (incorporated by reference to Exhibit (a)(7) to the Schedule 14D-1).

 (c)(1)                 Agreement and Plan of Merger, dated as of December 8, 1999, by and among Gleason Corporation, Acquisition Company and
                        Torque Merger Sub, Inc. (incorporated by reference to
                        Exhibit III of the Offer to Purchase).

 (c)(2)                 Pages 6, 11 through 13, and 15 through 18 from the Company's
                        Proxy Statement for the 1999 Annual Meeting of the
                        Stockholders.

 (c)(3)                 Form of Severance Agreement (incorporated by reference to
                        Exhibit (c)(19) to Schedule 14D-1).

 (c)(4)                 Form of Voting Trust Agreement by and among Gleason
                        Corporation, Torque Acquisition Co., L.L.C., certain stockholders of Gleason Corporation and James S. Gleason,
                        David J. Burns and Edward J. Pelta (incorporated by reference to Exhibit (c)(16) to the Schedule 14D-1).

 (c)(5)                 Foundation Agreement dated as of December 8, 1999 by and
                        between Torque Aquisition Co., L.L.C. and the Gleason
                        Foundation (incorporated by reference to Exhibit (c)(18) to the Schedule 14D-1).

 (c)(6)                 Form of Stockholders Agreement, dated as of November 29,
                        1999 among Gleason Corporation and certain of its
                        stockholders (incorporated by reference to Exhibit (c)(4) to the Schedule 14D-1).

 (c)(7) Unit Purchase Agreement, dated as of November 29, 1999 by and between Vestar Capital Partners IV, L.P. and Torque
                        Acquisition Co., L.L.C. (incorporated by reference to
                        Exhibit (c)(3) to Schedule 14D-1).

 (c)(8)                 Form of Amended and Restated Certificate of Incorporation of
                        Gleason Corporation (incorporated by reference to Annex B of
                        Exhibit III of the Offer to Purchase).

EXHIBIT NO.             DESCRIPTION
-----------             -----------
 (c)(9)                 Form of Amended and Restated Bylaws of Gleason Corporation
                        (incorporated by reference to Annex C of Exhibit III of the
                        Offer to Purchase).

 (c)(10)                Article VII of the Bylaws of Gleason Corporation
                        (incorporated by reference to Exhibit 3(b) of Gleason
                        Corporation's Annual Report on Form 10-K for the year ended
                        December 31, 1991).

 (c)(11) Letter Agreement, dated as of November 29, 1999, by and among James S. Gleason, Torque Acquisition Co., L.L.C. and
                        Gleason Corporation (incorporated by reference to Exhibit (c)(5) to the Schedule 14D-1).

 (c)(12)                Proposal Letter, dated November 29, 1999, from James S.
                        Gleason and Torque Acquisition Co., L.L.C. to the Special
                        Committee of the Board of Directors of Gleason Corporation
                        (incorporated by reference to Exhibit (c)(1) to Schedule 14D-1).

 (c)(13) Letter Agreement, dated as of November 29, 1999, by and among Janis F. Gleason, Torque Acquisition Co., L.L.C. and
                        Gleason Corporation (incorporated by reference to Exhibit (c)(6) to Schedule 14D-1).

 (c)(14) Letter Agreement, dated as of November 29, 1999, by and among David J. Burns, Torque Acquisition Co., L.L.C. and
                        Gleason Corporation (incorporated by reference to Exhibit (c)(7) to Schedule 14D-1).

 (c)(15) Letter Agreement, dated as of November 29, 1999, by and among John J. Perrotti, Torque Acquisition Co., L.L.C. and
                        Gleason Corporation (incorporated by reference to Exhibit (c)(8) to Schedule 14D-1).

 (c)(16) Letter Agreement, dated as of November 29, 1999, by and among Edward J. Pelta, Torque Acquisition Co., L.L.C. and
                        Gleason Corporation (incorporated by reference to Exhibit (c)(9) to Schedule 14D-1).

 (c)(17) Letter Agreement, dated as of November 29, 1999, by and among John W. Pysnack, Torque Acquisition Co., L.L.C. and
                        Gleason Corporation (incorporated by reference to Exhibit (c)(10) to Schedule 14D-1).

 (c)(18) Letter Agreement, dated as of November 29, 1999, by and among Gary J. Kimmet, Torque Acquisition Co., L.L.C. and
                        Gleason Corporation (incorporated by reference to Exhibit (c)(11) to Schedule 14D-1).

 (c)(19) Letter Agreement, dated as of November 29, 1999, by and among the GST Exempt Trust for the benefit of James S.
                        Gleason under Articles Third (E) of the Trust Under
                        Agreement dated March 8, 1989, with Lawrence C. Gleason,
                        Torque Acquisition Co., L.L.C. and Gleason Corporation
                        (incorporated by reference to Exhibit (c)(12) to Schedule 14D-1).

 (c)(20) Letter Agreement, dated as of November 29, 1999, by and among the Non Exempt Trust for the benefit of James S.
                        Gleason under Articles Third (F) of the Trust Under
                        Agreement dated March 8, 1989, with Lawrence C. Gleason,
                        Torque Acquisition Co., L.L.C. and Gleason Corporation
                        (incorporated by reference to Exhibit (c)(13) to Schedule 14D-1).

 (c)(21)                Amendment, dated as of December 8, 1999, to the Rights
                        Agreement, dated as of May 4, 1999, between Gleason
                        Corporation and ChaseMellon Shareholder Services, L.L.C., as
                        Rights Agent (incorporated by reference to Exhibit (c)(21)
                        to Schedule 14D-1).

 (c)(22)                Commitment Letter, dated November 29, 1999, by and among
                        Gleason Corporation, Torque Acquisition Co., L.L.C., Gleason
                        Germany Holdings GmbH, Gleason Works Holdings Limited and
                        Bankers Trust Company (incorporated by reference to
                        Exhibit (b)(1) to the Schedule 14D-1).

 (c)(23) Term Sheet for Management Subscription Agreement, dated as of November 29, 1999 (incorporated by reference to Exhibit (c)(14) to Schedule 14D-1).

EXHIBIT NO.             DESCRIPTION
-----------             -----------
 (c)(24)                Terms of New Management Option Plan, dated as of
                        November 29, 1999 (incorporated by reference to
                        Exhibit (c)(15) to Schedule 14D-1).

 (c)(25)                Form of Management Agreement by and between Vestar Capital
                        Partners and Gleason Corporation (incorporated by reference to Exhibit (c)(20) to Schedule 14D-1).

 (c)(26)                Class Action Complaint filed by Melissa Marotta on
                        December 9, 1999, in the action entitled MAROTTA V. NICHOLS,
                        ET AL, C.A. No. 17643NC (Court of Chancery of New Castle
                        County, Delaware) (incorporated by reference to
                        Exhibit (g)(1) to Schedule 14D-1).

 (c)(27)                Class Action Complaint filed by Caroline Weiss on
                        December 9, 1999, in the action entitled WEISS V. NICHOLS,
                        ET AL, C.A. No. 17644NC (Court of Chancery of New Castle
                        County, Delaware) (incorporated by reference to Exhibit (g)(2) to Schedule 14D-1).

 (c)(28)                Class Action Complaint filed by William Steiner on
                        December 9, 1999, in the action entitled STEINER V. NICHOLS,
                        ET AL, C.A. No. 17648NC (Court of Chancery of New Castle
                        County, Delaware) (incorporated by reference to
                        Exhibit (g)(3) to Schedule 14D-1).

 (c)(29)                Class Action Complaint filed by Aaron Brody on December 10,
                        1999, in the action entitled BRODY V. NICHOLS, ET AL, C.A.
                        No. 17654NC (Court of Chancery of New Castle County,
                        Delaware). (incorporated by reference to Exhibit (g)(4) to
                        Schedule 14D-1)

 (c)(30)                Class Action Complaint filed by William Harper on
                        December 10, 1999, in the action entitled HARPER V. NICHOLS,
                        ET AL, C.A. No. 17652NC (Court of Chancery of New Castle
                        County, Delaware) (incorporated by reference to
                        Exhibit (g)(5) to Schedule 14D-1).

 (c)(31)                Class Action Complaint filed by Alan Freberg on
                        December 10, 1999, in the action entitled FREBERG V.
                        NICHOLS, ET AL, C.A. No. 17650NC (Court of Chancery of New
                        Castle County, Delaware). (incorporated by reference to
                        Exhibit (g)(6) to Schedule 14D-1)

 (c)(32)                Class Action Complaint filed by James Lichtenstein on
                        December 13, 1999, in the action entitled LICHTENSTEIN V.
                        NICHOLS, ET AL, C.A. No. 17658NC (Court of Chancery of New
                        Castle County, Delaware) (incorporated by reference to
                        Exhibit (g)(7) to Schedule 14D-1).